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                           399 VENTURE PARTNERS, INC.
                                399 Park Avenue
                           New York, New York  10043





                                        January 22, 1998



The GNI Group, Inc.
c/o First Analysis Securities Corporation
233 South Wacker Drive
95th Floor
Chicago, IL 60606
Attention: Steven F. Bouck, Managing Director

Ladies and Gentlemen:

                 We are pleased to make a proposal to The GNI Group, Inc. (the "Company") pursuant to which one or more entities ("Acquiror") formed by or affiliated with 399 Venture Partners, Inc. and certain other persons and/or entities (collectively, "399 Partners") will acquire (the "Acquisition") for cash in a merger, whether preceded by a tender offer or not as 399 Partners shall elect, all of the outstanding shares of common stock of the Company (other than those described in the next proceeding proviso) at a price per share of $7.00; provided, however, that in order to minimize goodwill and take advantage of recapitalization treatment for the Acquisition, we propose to structure the Acquisition such that a minimum number of shares of common stock, which should represent approximately 15% of the common stock of the surviving entity, would be retained by certain existing shareholders. This proposal is premised on the assumption that the Company will have no more than $35,600,000 of indebtedness outstanding and that there will be no more than 7,871,875 shares of common stock outstanding, on a fully diluted basis (including, without limitation, all options and warrants), in each case at the time of the Acquisition.

                 1. Financing. We expect that the cash necessary to consummate the Acquisition will be provided from the proceeds of a $75 million senior note offering which would be placed by a major investment banking firm and the proceeds of equity issued to 399 Partners.

                 2. Management Participation. 399 Partners anticipates that certain members of management of the Company will continue on with the surviving entity in the Acquisition and will be afforded the opportunity to participate in the equity of the Acquiror. The precise terms and level of management participation will be defined in discussions among 399 Partners and management.
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                                                     399 Venture Partners, Inc.
The GNI Group, Inc.
January 22, 1998
Page 2




As part of this process, we would discuss whether a tax-free rollover or other tax efficiencies could be achieved in structuring management's participation.

                 3. Conditions. The closing of the Acquisition is subject to the satisfaction of the following conditions:

                          (a) the negotiation and execution of a definitive Acquisition agreement (the "Acquisition Agreement") encompassing the terms of the transactions set forth herein, satisfactory in form and substance to the Acquiror and the Company, including the agreement of each shareholder that owns a significant number of shares of common stock of the Company to vote in favor of the Acquisition, and the satisfaction or waiver of all conditions precedent contained therein;

                          (b) the completion by the Acquiror and its advisors of its legal, business, environmental and accounting due diligence investigations, the results of which shall be satisfactory to the Acquiror;

                          (c) the successful consummation of the financing transactions referred to in paragraph 1 above, on terms and conditions satisfactory to the Acquiror, and the receipt by the Acquiror of the proceeds thereof;

                          (d) the receipt of all necessary governmental and third party approvals;

                          (e) the approval of the Board of Directors of the Company (the "Board");

                          (f) the delivery of a Fairness Opinion to the Board by First Analysis Securities Corporation and the delivery of a Fairness Opinion to the Special Committee of the Board by its recognized independent financial advisor ; and

                          (g) the absence of any material adverse change in the business, assets, condition (financial or otherwise) or prospects of the Company and its subsidiaries taken as a whole since September 30, 1997.
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                                                     399 Venture Partners, Inc.
The GNI Group, Inc.
January 22, 1998
Page 3




                          4.      Exclusivity.

                          (a)     In consideration of the substantial
expenditure of time, effort and expense undertaken or to be undertaken by 399 Partners, Acquiror and their respective representatives in connection with this letter and the proposed Acquisition, the Company hereby undertakes and agrees that without the prior written consent of 399 Partners, during the period beginning on the date of the acceptance of this letter agreement by the Company and ending on the 60th day after such acceptance (the "Termination Date"), the Company will not, and will not authorize or permit any of its subsidiaries, affiliates, directors, employees, officers, agents or representatives (collectively, "Company Parties" and individually, a "Company Party") to, take, directly or indirectly, any action to initiate, assist, solicit, negotiate, knowingly encourage, accept or otherwise pursue any offer or inquiry (an "Acquisition Proposal") from any person or entity (a) to engage in any Business Combination (as defined below) other than the transactions contemplated hereby or (b) to reach any agreement or understanding (whether or not such agreement or understanding is absolute, revocable, contingent or conditional and including, without limitation, a non-binding letter of intent) for, or otherwise attempt to consummate, any Business Combination other than
the Acquisition contemplated hereby.   If, prior to the Termination Date, the
Company or any Company Party receives from any person (other than 399 Partners or the Acquiror) any offer or inquiry referred to above, the Company will promptly advise such person, by written notice, of the terms of this paragraph 4 and will promptly, orally and in writing, advise 399 Partners of all the terms of such offer or inquiry (including, without limitation, the identity of the person making such offer or inquiry) and deliver a copy of such notice to 399 Partners. For purposes hereof, "Business Combination" means (i) any merger, consolidation, business combination or similar transaction relating to the Company or any of its subsidiaries or any of their respective assets or interests therein or (ii) any sale or other disposition by the Company or any Company Party of the capital stock of or other equity interests (or securities or rights convertible into, or exercisable or exchangeable for capital stock or equity interests) in the Company or any of its subsidiaries (exceeding in the aggregate 5% of such capital stock or other equity interests) or any sale, dividend or other disposition of all or any substantial portion of the assets and properties of the Company and of its subsidiaries, taken as a whole or
(iii) any other transaction which would materially interfere with the parties' ability to consummate; the transactions contemplated hereby.

                          (b)     Notwithstanding the provisions of paragraph
(a) above, (i) the Company and any Company Party may furnish information to (subject, in each case, to receipt by the Company of a confidentiality agreement on terms substantially similar to the confidentiality agreement entered into with 399 Partners or its affiliates) and negotiate or otherwise engage in
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                                                     399 Venture Partners, Inc.
The GNI Group, Inc.
January 22, 1998
Page 4




discussions with, any party who delivers a written Acquisition Proposal which was not solicited or knowingly encouraged after the date of this letter by the Company or any Company Party if the Board determines in good faith by a majority vote (A) after consultation with and receipt of advice from its outside legal counsel, that failing to take such action is reasonably likely to constitute a breach of the fiduciary duties of the Board under applicable law,
(B) after consultation with and receipt of advice from a recognized investment banking firm, that such Acquisition Proposal is more favorable to the Company's shareholders from a financial point of view than the Acquisition (including any adjustment to the terms and conditions of the Acquisition proposed by 399 Partners and the Acquiror in response to such Acquisition Proposal), (C) that sufficient commitments have been obtained with respect to such Acquisition Proposal that the Board reasonably expects a transaction pursuant to such Acquisition Proposal could be consummated and (D) that such Acquisition Proposal is not subject to any regulatory approvals or other legal, financial or other restrictions that could reasonably be expected to prevent consummation (any such Acquisition Proposal satisfying the foregoing criteria being a "Superior Proposal"); and (ii) the Board or Special Committee may take and disclose to the Company's stockholders a position contemplated by Rule 14e-2 promulgated under the Securities Exchange Act of 1934, as amended, with respect to any tender offer, and may make such disclosure to the stockholders of the Company as may be required under applicable law. Except as set forth in paragraph 6, the agreements contained in this paragraph 4 may be terminated by the Company, upon approval of the Board, if prior to the execution of the Acquisition Agreement, the Company elected to take any of the actions otherwise restricted under paragraph 4(a), so long as the Board or the Special Committee, after consultation with and receipt of advice from its outside legal counsel, determines in good faith, by majority vote, that the failure to take such action is likely to constitute a breach of the fiduciary duties of the Board under applicable law, and provided that the Company shall be in compliance with paragraph 4(a).

                 5.       Expenses.

                          (a)     Except as set forth in subparagraph (b) or
(c) of this paragraph 5, each of 399 Partners and the Company shall be responsible for its own costs and expenses incurred in connection with this letter and the proposed Acquisition.

                          (b)     If (i) the Company or any of its affiliates
or representatives violates the provisions of paragraph 4 or if the agreements contained in paragraph 4 are terminated pursuant to paragraph 4(b), then, in addition to all other remedies available to 399 Partners and the Acquiror at law or in equity, the Company shall promptly reimburse 399 Partners and the Acquiror, in an amount not to exceed $1,500,000, for all of the out-of-pocket fees and expenses (including, without
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                                                     399 Venture Partners, Inc.
The GNI Group, Inc.
January 22, 1998
Page 5




limitation, fees and expenses of counsel, accountants, investment bankers, lenders and consultants) actually incurred by 399 Partners and the Acquiror in connection with this letter and the proposed Acquisition (collectively, "Fees and Expenses"), or (ii) in the event, prior to the 180th day after the date hereof, a Business Combination is consummated or an agreement or understanding (whether or not such agreement or understanding is absolute, revocable, contingent or conditional and including, without limitation, a non-binding letter of intent) with respect to a Business Combination is entered into (whether or not such Business Combination was proposed before or after the termination of this letter in accordance with Paragraph 6), the Company shall promptly reimburse 399 Partners and the Acquiror for all Fees and Expenses, in an amount not to exceed $1,500,000.

                          (c)     The Company represents and warrants to 399
Partners that (i) neither it nor any Company Party has entered into any agreement or had any discussion with any third party regarding any transaction involving the Company or any of its subsidiaries that could result in 399 Partners (or any of its affiliates or representatives) having any liability to such third party as a result of entering into this letter agreement or consummating the transactions contemplated hereby, and (ii) except for First Analysis Securities Corporation (whose Fees and Expenses shall be paid by the Company), and any financial advisors retained by 399 Partners no agent, broker, finder, investment banker, financial advisor or other similar person or entity is or will be entitled to any fee, commission or other compensation in connection with the entering into of this letter agreement or the consummation of any of the transactions contemplated hereby. The Company shall indemnify, defend, save and hold harmless 399 Partners (and its affiliates and representatives) from and against any and all claims or liabilities resulting from any breach of the representations and warranties made by it in this subparagraph (c), including any legal or other expenses incurred in connection with the defense of any such claims.

                 6.       Termination.

                          (a)     Except for paragraphs 5 and 9 and this
paragraph 6, which shall survive any termination of this letter other than by reason of the execution of the Acquisition Agreement, this letter will automatically terminate and be of no further force or effect upon the earliest of (i) the execution and delivery of the Acquisition Agreement, (ii) the mutual agreement of 399 Partners and the Company, (iii) an election to terminate the agreements contained in paragraph 4 in accordance with paragraph 4(b), and
(iv) the Termination Date. Notwithstanding the immediately preceding sentence, the termination of this letter shall not affect any rights any party has with respect to the breach of this letter by another party prior to such termination.
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                                                     399 Venture Partners, Inc.
The GNI Group, Inc.
January 22, 1998
Page 6




                          (b)     This proposal will remain in effect through
5:00 p.m. (New York City time) on January 23, 1998, unless accepted in writing prior to such time by the Company as provided below or otherwise extended or terminated in writing by 399 Partners prior to its acceptance by the Company.

                 7. Access to Information. The Company shall afford, and shall cause its subsidiaries and its and their respective affiliates, officers and representatives to afford, to 399 Partners, the Acquiror and potential providers of financing and their respective representatives full and complete reasonable access to such of the Company's and its subsidiaries' properties, business, personnel and financial, legal, tax and other data and information as any of them may reasonably request. The Company shall also cooperate with 399 Partners and the Acquiror in arranging meetings between representatives of 399 Partners and customers, suppliers and other persons or entities with material business relationships with the Company.

                 8. Publicity. Each of 399 Partners and the Company agrees that it will not, and will not permit any of its affiliates or representatives to, make any press release, public announcement or other disclosure (whether public or private and other than to any of the persons referred to in the last sentence of paragraph 7 and to any of 399 Partners or the Company, or their respective affiliates or their respective directors, officers, employees, agents, representatives and prospective or existing lenders) concerning the existence of this letter or the transactions contemplated hereby without the prior written approval of the other, except to the extent compelled by law, legal process or stock exchange requirements (in which case the party making such release or announcement will provide concurrent or, if practicable, prior notice thereof to the other parties hereto). A public announcement of the proposed Acquisition shall be made by the Company promptly after the execution and delivery of this letter. The announcement, which shall not disclose the identity of either 399 Partners or the Acquiror, shall be approved in advance by both parties.

                 9. Legal Effect. This letter agreement is intended to constitute an expression of the mutual intent of 399 Partners and the Company regarding the subject matter hereof. Except as referred to or set forth in paragraphs 4, 5, 6, 7 and 8 and this paragraph 9, neither 399 Partners nor the Company (nor any of their respective affiliates or representatives) shall have any legally binding obligations, rights or liabilities of any nature whatsoever to the parties hereto or to any other persons, whether pursuant to this letter agreement or relating in any manner to the transactions contemplated hereby or the consideration thereof. This letter agreement shall not (i) constitute an obligation or commitment of any person to enter into the Acquisition Agreement or (ii) give any person any rights or claims against another in the event any person for any reason terminates negotiations to effect the
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                                                     399 Venture Partners, Inc.
The GNI Group, Inc.
January 22, 1998
Page 7




transactions contemplated hereby, other than in respect of claimed breaches of paragraphs 4, 5, 6, 7 and 8, or in the case of a termination pursuant to paragraph 4(b). All obligations or commitments to proceed with the transactions contemplated hereby shall be contained only in the Acquisition Agreement. This letter agreement shall be governed by and construed in accordance with the domestic laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of New York. This letter agreement may be executed in one or more counterparts, and by different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

                 Any questions relating to this letter agreement may be
directed to Joseph M. Silvestri at (212) 559-2081.
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                                                     399 Venture Partners, Inc.
The GNI Group, Inc.
January 22, 1998
Page 8




                 If you are in agreement with the terms set forth herein, please sign this letter agreement in the space provided below and return an executed copy to 399 Venture Partners, Inc. at 399 Park Avenue, New York, New York 10043, no later than 5:00 p.m., New York City time, on or prior to the date set forth in paragraph 6(b) above.

                                        Very truly yours,

                                        399 VENTURE PARTNERS, INC.



                                        By: /s/ JOSEPH M. SILVESTRI
                                           ___________________________
                                           Name: Joseph M. Silvestri
                                           Title: Vice President


ACCEPTED AND AGREED

THE GNI GROUP, INC.



By: /s/ CARL V RUSH, JR.           Date:  January 22, 1998
   __________________________             __________
   Name: Carl V  Rush, Jr.
   Title: President and Chief
          Executive Officer